NORTH AMERICAN NICKEL INC.
(formerly Widescope Resources Inc.)

NAME CHANGE ANNOUNCEMENT
-Effectiveness of one for two reverse split

Vancouver, B.C. – April 19, 2010 – North American Nickel Inc. (OTCbb: “pending”; CUSIP: 65704T 108) reported today that further to its announcement of April 6, 2010 the Company has changed its name to North American Nickel Inc. and commencing April 20, 2010 its common shares will be consolidated on a one-new for two-old basis.

The Company has filed the required documentation with FINRA to effect the name change and reverse split within their system, but as of now they have not issued the new trading symbol. Until such time as a new trading symbol is issued the common shares will continue to trade on a non-consolidated basis under the old symbol “WSCRF”

About North American Nickel
North American Nickel is a new company with its first focus on its two key Sudbury properties. The Post Creek property is strategically located adjacent to the producing Podolsky copper-nickel-platinum group metal deposit of FNX Mining. The property lies along the extension of the Whistle Offset dike structure, which is a major geological control for Ni-Cu-PGM mineralization. The Bell Lake property is a 256-acre property that covers approximately one kilometre of the Mystery Offset dike or MOD. The MOD is interpreted to be an extension of the Worthington Offset dike which is a 10- to 11-kilometre-long mineralized structure that extends from the southwest margin of the Sudbury igneous complex. The Company also has rights to explore the Woods Creek and Halcyon properties in the Sudbury area; and has an agreement to acquire 100% ownership to the high-grade Ni-Cu-PGE South Bay property near Thompson and the large grassroots Thompson North and Cedar Lake properties, which are part of the world-class Thompson Nickel Belt in Manitoba.

Statements about the Company’s future expectations and all other statements in this press release other than historical facts are “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and as that term defined in the Private Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from the expected results.

For more information contact:

Doug Ford, Director
Phone: 604.904.8481 ext. 460